

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 9, 2016

<u>Via E-mail</u>
Roger Duffield
Chief Executive Officer
Plandai Biotechnology, Inc.
17 Hanover Square
London, England W1S 1BN

Re: Plandai Biotechnology, Inc.
Item 4.02 Form 8-K
Filed April 27, 2016
File No. 000-51206

Dear Mr. Duffield:

We have reviewed your filing and have the following comments.

Please respond to these comments within five business days by providing the requested information and amending your filing or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and your response to these comments, we may have additional comments.

<u>Items 4.01 and 4.02 Form 8-K filed April 27, 2016</u>

<u>Item 4.02(a) - Nonreliance on Previously Issued Financial Statements</u>

1. You state that "Thereafter, the Company reviewed Mr. Johnson's audit work for the fiscal year ended December 31, 2014 and concluded that the previously issued financial statements audited by Mr. Johnson for the year ended December 31, 2014 should not be relied upon." Item 4.02(a) of Form 8-K is required when the financial statements can no longer be relied upon because of an error in such financial statements. Please amend your Item 4.02 8-K to describe and quantify the errors your review discovered.

2. Please correct your Form 8-K to change your fiscal year end references to June 30, instead of December 31.

3. Please provide an estimate of when the amended Form 10-K for the year ended June 30, 2014 is expected to be filed with the Commission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call James Peklenk at (202) 551-3661.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance